UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for July 25, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Trading statement for the financial year ending 30 June 2017




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

Trading statement for the financial year ended 30 June 2017

Sasol's earnings per share (EPS) for the financial year ended 30 June 2017 are expected to increase by between 48% and 58% (approximating R10,40 to R12,56 per share) compared to the 2016 financial year (prior year) EPS of R21,66. Headline earnings per share (HEPS) for the same year are expected to decrease by between 11% and 21% (approximating R4,55 to R8,69 per share) from the prior year HEPS of R41,40. The prior year EPS was negatively impacted by the R9,9 billion impairment of our Canadian shale gas assets.

Sasol delivered a strong business performance across most of the value chain, with our Secunda Synfuels Operations reporting record volumes and our Eurasian Operations delivering their highest production volumes since 2015. However, continued volatility in the macro-economic environment, particularly the stronger rand and low oil price, has adversely impacted our financial performance. Excluding the effect of our hedging programme, the average rand/US dollar market exchange rate strengthened by 6% from R14,52 in 2016 to R13,61, and the closing rand/US dollar market exchange rate strengthened by 11% from R14,71 to R13,06. This was partially offset by a 15% higher average Brent crude oil price of US$49,77/bbl (30 June 2016 - US$43,37/bbl).

The highlights of our operational performance can be summarised as follows:
*	Secunda Synfuels Operations increased production volumes by 1% to a
	record 7,83 million tons;
*	Natref production volumes decreased by 5%. Plant shutdowns during the first half of the year contributed to a 3% decrease in production volumes and the plant incident on 22 May 2017, which resulted in unintended downtime, led to a 2% reduction in production volumes;
*	Our Eurasian Operations increased production volumes by 6% on the back of stronger product demand;
*	ORYX GTL achieved a utilisation rate of 95% compared to 81% in the previous year;
*	Our Performance Chemicals business reported a 2% increase in sales volumes, which is at the upper end of our market guidance, mainly as a result of stronger demand, higher chemical margins and improved plant stability. Our Base Chemicals sales volumes increased by 3%, slightly below market guidance, due to a fire at one of our third party warehouses; and
*	Liquid fuels sales volumes in our Energy Business decreased by 2% due to a higher portion of production volumes from Secunda Synfuels Operations allocated to our higher margin yielding chemical businesses and lower Natref production volumes.

Sasol's earnings were impacted by the following notable once off and period close items:

	                                          HEPS    	 EPS
Translation losses arising from a stronger
closing rand/US dollar market exchange rate at
30 June 2017					 (R2,53)        (R2,53)
Mark-to-market valuation of oil and foreign
exchange hedges using a forward rate at
30 June 2017					  R2,05	    	 R2,05
Net remeasurement items				     -	  	(R1,82)
Increase  in rehabilitation provisions		 (R0,51)	(R0,51)
Provision for tax litigation claims		 (R1,49)	(R1,49)
Impact of labour actions at Sasol Mining in
the first half of the financial year		 (R1,06)	(R1,06)


Included in remeasurement items is a partial impairment of our North American GTL project amounting to R1,7 billion (US$130 million) and the reversal of a partial impairment of the Lake Charles Chemicals Project (LCCP) amounting to R0,8 billion (US$65 million), which resulted from lower spot discount rates and the extension of the useful life of the project to 50 years.

A detailed production summary and key business performance metrics for the financial year for all our businesses is available on our website, www.sasol.com. Our results for the financial year may be further affected by adjustments resulting from our financial year-end closure process. This may result in a change in the estimated earnings noted above. All references to years refer to the financial year ended 30 June.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the financial year ended 30 June 2017 will be announced on Monday, 21 August 2017.

25 July 2017
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date July 25, 2017					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary